

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 29, 2013

<u>Via E-mail</u>
Mr. Bharat Vasandani
President, Chairman and Chief Executive Officer
Pan Global, Corp.
123 W. Nye Lane
Suite 455
Carson City, NV 89706

   Re: **Pan Global, Corp.**
     Form 8-K
     Filed May 2, 2013
     Form 10-Q for Fiscal Quarter Ended March 31, 2013
     Filed May 15, 2013
     File No. 333-167130

Dear Mr. Vasandani:

  We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Item 5.06 Change in Shell Company Status</u>

1. Please tell us why management has determined that you "are no longer a shell company" as defined in Rule 405 of the Securities Act and Rule 12b-2 of the Exchange Act. We note, <u>among other factors,</u> that on page 3 that your business is focused on "developing" environmentally sustainable energy and infrastructure projects and technologies, on page 4 you state that you "intend" to pursue opportunities and also that your business model is based on three "prospective" revenue streams. Your response should include a detailed explanation of your current operations.

Business Development, page 4

2. Please expand your disclosure to discuss in greater detail you "management's network of contacts" in India and around the world. We note that you currently have a single employee and officer. Please revise to indicate whether your network of contacts is solely based on his personal and professional contacts.

3. Please revise your disclosure to discuss how you are able to execute your planned business opportunities in light of having only one employee. We note that you disclosure a variety of activities including consulting and investing in wind, geo-thermal and other energy sources, for example.

Business Model, page 4

4. Please revise your disclosure to provide greater detail about what steps you have taken in "the process" of building an energy efficient audit and consulting team.

5. Additionally, revise your disclosure to reconcile your use of the term "team" when your disclosure on page 8 indicates you currently have a single employee.

Infrastructure, page 5

6. Please expand your disclosure to discuss in greater detail what kind of "large retail buyers" you intend to sell produce.

7. Please discuss in greater detail any steps taken to develop a "marketing strategy" that establishes your produce business.

Industry Analysis, page 5

8. In the first paragraph of this section, you discuss the use of "superior and more efficient technology." Please expand your disclosure to discuss what technology you are referring to including whether you hold this technology either as intellectual property or as another form of asset. We note that your disclosure on page 8 indicates that you do not hold any patents or trademarks.

9. You state that you intend to focus on small and medium size projects, whereas large projects are 50 MW or more. Please revise to provide context for what may constitute the scale of a small or medium-size project.

Marketing, page 6

10. Please explain how your intend to raise the capital necessary to execute your business plan given that your planned projects involve "multi-million dollar investment outlays" and you currently have minimal assets and cash.

11. Please explain who your "potential customers" are and why you believe they would be amenable to a phased growth approach. Explain how long term agreements decrease risk and are an advantage to you and customers.

Need for Governmental Approval of Products or Services, page 8

12. Please expand this section to discuss specific government permits, authorization, regulations or other legal frameworks that will directly impact your planned business operations. Include a discussion of potential expense, waiting periods and approval processes as appropriate.

Government and Industry Regulation, page 8

13. Similarly, expand the disclosure under this heading to discuss specific law and regulations and regulatory bodies that may impact your operations. Provide greater detail as to what impact "securities regulation" and "tax rules and regulations" may have on your business and investors.

Environmental Laws, page 8

14. Revise the disclosure under this heading to provide more detailed discussion of potential federal, state and local environmental laws you may be subject tying this to your planned geographical operations in India, for example.

Management's Discussion and Analysis…, page 15

15. Please expand your disclosure to discuss how as a result of the Share Exchange, Brookstone Partners LLC controlled both Savvy and Pan Asia. Disclose and discuss the background and existing relationship between Brookstone and Pan Asia including parties involved and interests held. Additionally, make clear that Stella Lumawag, through Brookstone's holdings of Series B Non-Convertible Preferred Stock, has voting control over the company.

16. We note your statement that on May 2, 2013, the OTCBB symbol for the company's common stock was changed from "SVYB" to "PGLO." However, the OTCBB webpage indicates that there was existing trading under the symbol "PGLO" for the entity Pan Global Corp. Please expand your disclosure to explain and discuss this point.

Security Ownership of Certain Beneficial Owners and Management, page 19

17. We note the inclusion of footnote 6 to your table under this heading. Please explain the purpose for this term and arrangement. We note that this was a similar term included in the S-1 for the predecessor entity, Savvy Business Support Inc., included as an anti-takeover measure to assure control by prior controlling party, Virginia Sourlis.

Directors and Executive Officers, page 20

18. Please revise your disclosure to discuss the relationship between the existing shareholder, Edward Whitehouse, the brother-in-law of Virginia Sourlis, and his involvement in Savvy Business.

Recent Sales of Unregistered Securities, page 27

19. Please revise your disclosure to include the name of party to whom you sold the promissory notes listed here.

Exhibits, page 30

20. Please revise your exhibit table for legibility.

Form 10-Q for the quarterly period ended March 31, 2013

Note 4—Note Payable, page F-6

21. We note you entered into three promissory notes on November 8, 2012, February 12, 2013, and February 22, 2013 totaling $268,000. Tell us and disclose whether the counter-parties (i.e. Anatom Associates SA) of all, or any, of these promissory notes are related parties.

22. Please describe and disclose the correlation and business purpose, if any, between the company entering into three promissory notes on November 8, 2012, February 12, 2013, and February 22, 2013 for $268,000 and the company's redemption of Common Stock held by Virginia K. Sourlis for $264,000.

Note 7—Subsequent Events, page F-7

23. Please describe and disclose the correlation and business purpose, if any, between the company entering into three more promissory in April 2013 totaling $100,000 and the company's redemption of Common Stock held by Virginia K. Sourlis for $42,092.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Joseph Cascarano, Staff Accountant, at 202-551-3376 or Robert S. Littlepage, Accountant Branch Chief, at 202-551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Kate Beukenkamp, Attorney-Advisor, at 202-551-6971 or Celeste M. Murphy, Legal Branch Chief, at 202-551-3257 with any other questions.

Sincerely,

/s/ Celeste M. Murphy for

Larry Spirgel
Assistant Director

cc: Via E-mail
        Philip Magri, Esq.
        The Magri Law Firm, PLLC